[BB&K Letterhead]

January 26, 2005

Via EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission (“SEC”)
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549-0505
Attn: Howie R. Hallock, Jr.

Re:    Bailard, Biehl & Kaiser Opportunity Fund Group, Inc. (the “Company”)
SEC File Nos. 333-120820 and 811-06146
Application for Withdrawal of Registration Statement/Amendment

Dear Mr. Hallock:

As we discussed, pursuant to Rule 477, the Company respectfully requests withdrawal of the Post-Effective Amendment Filing dated November 30, 2004 (the “N-1A Filing”). The N-1A Filing was inadvertently filed as an initial statement (“N-1A Submission Type”) and should have been filed as a post effective amendment (“485APOS Submission Type”). No securities were sold in connection with the prospectus contained in the N-1A Filing.

Pursuant to Rule 477(b), we understand that this application will be granted on the date of its filing with the SEC unless, within 15 calendar days after its filing, the SEC notifies the Company that this application for withdrawal will not be granted.

Thank you for your consideration. Please contact me at (650) 571-5800 if you have any questions concerning this request.

Sincerely,
Bailard, Biehl & Kaiser Opportunity Fund Group, Inc.

        By:    /s/ Janis M. Horne
Name:    Janis M. Horne
        Title:    Secretary

cc:	Andre W. Brewster, Esq.

Howard, Rice, Nemerovski, Canady, Falk & Rabkin, PC